 SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

   Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of
1934

May 19, 2010

Commission File Number 001-14978

SMITH & NEPHEW plc
 (Registrant's name)

15 Adam Street
London, England WC2N 6LA
(Address of registrant's principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

   Form 20-F  X                   Form 40-F
    ---                                   ---

[Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).]

Yes                            No  X
---                               ---

      [Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).]

Yes                            No  X
---                              ---

     [Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing information to the
 Commission pursuant to Rule 12g3-2 (b) under the Securities Exchange Act of
1934.]

                  Yes                            No  X
                        ---                               ---

     If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b) : 82- n/a.

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

                                                         Smith & Nephew Plc
                                                 (Registrant)

Date: May 19, 2010

                                                                       By:   /s/ Susan Henderson
                                                        -----------------
                                                 Susan Henderson
                                                 Company Secretary

NOTIFICATION OF TRANSACTIONS OF DIRECTORS/PERSONS DISCHARGING MANAGERIAL REPONSIBILITY AND CONNECTED PERSONS

SMITH & NEPHEW PLC

19 May 2010

Smith & Nephew plc (the "Company") announces that on 18 May 2010 it received notification that the following directors or persons discharging managerial responsibilities ("PDMR"), as participants in the Company's Employee Stock Purchase Plan (the "Plan"), purchased American Depository Shares ("ADS") as follows:

Name of director/PDMR:	Mark Augusti	Joseph DeVivo	David Illingworth	John Campo
No. of ADSs[1] acquired:	18	5	26	7
Percentage of issued class acquired:	Less than 0.01%	Less than 0.01%	Less than 0.01%	Less than 0.01%
Date of transaction:	12 May 2010	12 May 2010	12 May 2010	12 May 2010
Price per ADS:	US$48.9838	US$48.9838	US$48.9838	US$48.9838
No. of ADSs disposed:	n/a	n/a	n/a	n/a
Percentage of issued class disposed:	Less than 0.01%	Less than 0.01%	Less than 0.01%	Less than 0.01%
Total holding following notification:	8,152 ADSs representing 40,760 Ordinary shares	6,425 ADSs representing 32,125 Ordinary shares	326,733 Ordinary Shares (including 42,031 ADSs)	1,410 ADSs representing 7,050 Ordinary shares
Total percentage holding following notification:	Less than 0.01%	Less than 0.01%	Less than 0.01%	Less than 0.01%

These were non-discretionary transactions, which took place in New York, USA.

This announcement is made in accordance with the requirements of DTR 3.1.2 R.

Gemma Parsons
Assistant Company Secretary
Tel: 020 7960 2228

1  One ADS is the equivalent of five Ordinary shares of US$.20 each.